Exhibit 99.1

ASX/Media Release (Code: ASX: IMM; NASDAQ: IMMP)

Immutep Announces Data from Ongoing TACTI-mel Phase I Clinical Trial in Unresectable or Metastatic Melanoma

SYDNEY, AUSTRALIA – May 17, 2019 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep“ or “the Company“), a biotechnology company developing novel immunotherapy treatments for cancer and autoimmune diseases, today announces more mature data relating to Part B of its ongoing phase I TACTI-mel clinical study of the Company’s lead product candidate, eftilagimod alpha (“efti” or “IMP321”) in patients with melanoma. The data will be presented at the World Advanced Therapies & Regenerative Medicine Congress & Expo 2019 in London on May 17, 2019 by Dr Frédéric Triebel, Chief Scientific Officer and Chief Medical Officer of Immutep.

The ongoing TACTI-mel trial evaluates the combination of efti with anti-PD-1 therapy KEYTRUDA® (pembrolizumab) in 24 patients with unresectable or metastatic melanoma. It is a multi-center, open label clinical trial that involves four cohorts of six patients, each cohort testing different dosages of efti, including 1 milligram (mg), 6 mg and 30 mg, in combination with pembrolizumab. Part B of the study includes a cohort of 6 patients at 30 mg of efti in combination with pembrolizumab, starting at cycle 1, day 1 and with a treatment duration of 12 months.

Consistent with previous data reported at 6 months of combination treatment (March 2019), patients in Part B continue to report positive results in terms of tumour reductions after 9 months of treatment. 4 patients are continuing to receive treatment. No new safety data or data from Part A of the study have been reported. The key findings from Part B are:

Part B (starting day 1 cycle 1 of pembro therapy) N=6
Overall Response Rate (ORR)	50%
Disease Control Rate (DCR)	66%

The full presentation slides from the World Advanced Therapies & Regenerative Medicine Congress & Expo 2019 can be accessed via Immutep’s website at www.immutep.com.

About the TACTI-mel clinical trial

The ongoing TACTI-mel (Two ACTive Immunotherapies in melanoma) Phase I clinical trial is a multicenter, open-label study evaluating the combination of eftilagimod alpha (“efti”) with pembrolizumab, in unresectable or metastatic melanoma patients that have had either a suboptimal response or had disease progression with pembrolizumab monotherapy (clinicaltrials.gov identifier NCT 02676869).

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Immutep’s current lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3Ig fusion protein based on the LAG-3 immune control mechanism. This mechanism plays a vital role in the regulation of the T cell immune response. Efti is currently in a Phase IIb clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT02614833); a Phase II clinical trial being conducted in collaboration with Merck & Co., Inc., Kenilworth, NJ, USA (known as “MSD” outside the United States and Canada) referred to as TACTI-002 (Two ACTive Immunotherapies) to evaluate a combination of efti with KEYTRUDA® (pembrolizumab) in several different solid tumours (clinicaltrials.gov identifier NCT03625323); a planned Phase I clinical trial in collaboration with Merck KGaA, Darmstadt, Germany and Pfizer Inc. referred to as INSIGHT-004 to evaluate a combination of efti with avelumab (clinical trials.gov identifier NCT03252938); and a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT02676869).

Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States. Further information can be found on the Company’s website www.immutep.com or by contacting:

Australian Investors/Media:

Matthew Gregorowski, Citadel-MAGNUS

+61 2 8234 0105; mgregorowski@citadelmagnus.com

U.S. Investors:

Jay Campbell, Chief Business Officer, Immutep Limited

+1 (917) 860-9404; jay.campbell@immutep.com

Garth Russell, LifeSci Advisors

+1 (646) 876-3613; garth@lifesciadvisors.com